Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended March 31, 2012		12/31/2011		12/31/2010		12/31/2009		12/31/2008		12/31/2007
Pre-tax income from continuing operations	$54,514		$(370,291)		$136,492		$67,888		$190,193		$195,616
Interest expense	20,104		72,807		66,541		50,738		26,209		17,287
Amortization of capitalized interest	411		1,813
Capitalized interest	5,190		29,117		28,321		30,107		23,209		18,104
Earnings	$75,029		$(295,671)		$203,033		$118,626		$216,402		$212,903
Ratio of earnings to fixed charges	3.0	x	—	(1)	2.1	x	1.5	x	4.4	x	6.0	x
 ___________________________

(1)
For the year ended December 31, 2011, earnings were deficient by $397.6 million, which was due primarily to a pre-tax, non-cash charge to earnings of $625.0 million related to the impairment of our E. Texas natural gas properties.

For purposes of this table, “earnings” consists of earnings before income taxes from continuing operations plus fixed charges (excluding capitalized interest).  “Fixed charges” consists of interest expense and capitalized interest (for both continuing and discontinued operations).